UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

February 17, 2004

Jeffrey J. Gearhart
Vice President and General Counsel
Legal Department
Corporate Division
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-0290

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

Dear Mr. Gearhart:

This is in response to your letter dated January 6, 2004 concerning the shareholder proposal submitted to Wal-Mart by the General Board of Pension and Health Benefits of the United Methodist Church and the Libra Fund. We also have received a letter submitted on the proponents' behalf dated February 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 277-2345
Fax: (479) 277-5991

Jeffrey J. Gearhart
Vice President and General Counsel
Corporate Division
Jeff.Gearhart@wal-mart.com

January 6, 2003

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). The Proposal was submitted by the General Board of Pension and Health Benefits of the United Methodist Church and the Libra Fund, L.P. (collectively the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2004 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2004 Proxy Materials on or about March 26, 2004 so that it may commence mailing the 2004 Proxy Materials by no later than March 31, 2004. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal from the General Board of Pension and Health Benefits of the United Methodist Church on December 9, 2003, and from the Libra Fund, L.P. on December 12, 2003. The Proposal requests that Wal-Mart's Board of Directors "prepare at reasonable expense a sustainability report" and that "[a] summary of the report should be provided to shareholders by October 2004."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i) on the grounds that (a) the Proposal relates to Wal-Mart's ordinary business operations, and (b) the Proposal is materially vague, false, and misleading in violation of Rule 14a-9.

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." The Proposal relates to Wal-Mart's ordinary business operations because (1) it seeks disclosure by Wal-Mart of information relating to ordinary business matters (employee compensation and payment of a "sustainable living wage"), and (2) it appears to seek disclosure of the requested information in Wal-Mart's annual report.

The Staff has consistently concurred in the exclusion of proposals that require companies to prepare special reports on particular aspects of their ordinary business operations. In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(i)(7)." For example, in a case where a proponent requested that the company prepare a report outlining the financial benefit the company received from specified types of government incentive programs, the Staff found the proposal excludable under Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., a source of financing)" *General Electric Company* (avail. Feb. 15, 2000).

The Proposal's "Whereas" clauses, in which the Proponent attempts to explain the types of information it is seeking, make clear that the Proposal is requesting information relating to Wal-Mart's ordinary business in the form of information on Wal-Mart's policies with respect to employee wages. The Proposal states: "We believe corporate sustainability includes a commitment to healthy communities and a healthy environment including paying a sustainable living wage to employees in the United States and every country where our company operates. Workers need to have the purchasing power to meet their basic needs." The Proposal further states: "The sustainability of corporations, we believe, is connected to the economic sustainability of their workers . . . ."

The Staff has consistently found shareholder proposals dealing with employee compensation, including but not limited to those addressing a "sustainable living wage," to be excludable under Rule 14a-8(i)(7). *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report dealing with several matters that are generally held by the Staff to be outside the scope of ordinary business was excludable because paragraph 3 of the description of matters to be included in the report related to "[p]olicies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage"); *see also K-Mart Corp.* (avail. Mar. 12, 1999) and *The Warnaco Group, Inc.* (avail. Mar. 12, 1999) (similar proposals were excludable on ordinary business grounds because certain aspects of each proposal dealt with a sustainable living wage).

The second paragraph of the Proposal states that "[w]e believe sustainability reporting should be included in our company's annual report." Although the "Resolved" section of the Proposal, if read out of context, seems to request the preparation of a special report and a summary thereof to be provided to Wal-Mart's shareholders by October 2004, the above-quoted statement indicates that the Proposal is actually seeking to have the requested report included in Wal-Mart's annual report, with a summary to Wal-Mart's shareholders by October 2004. This interpretation explains the fact that the Proposal specifies a date by which the summary of the report must be made available but does not specify a date by which the actual report must be made available (because it is assumed that Wal-Mart's annual report will be released each year by a date certain) and also explains why the Proponent does not refer to the requested report as a "special report," as similar proposals commonly refer to reports that are not intended to be included in the company's periodic reports. The Staff has concurred with companies' decisions to exclude proposals that request additional disclosures in the companies' periodic reports. *See, e.g., K-Mart Corp.* (avail. Feb. 24, 1999) ("We note in particular that the proposal, if implemented, would specify additional disclosures in Kmart's annual report. Accordingly, we will not recommend enforcement action to the Commission if Kmart omits the proposals from its proxy materials in reliance on rule 14a-8(i)(7).").

Although the Proposal deals with some matters that the Staff has generally found to be outside the scope of companies' ordinary business matters, the Staff has found that shareholder proposals relating to both significant social issues and ordinary business matters may be properly omitted from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) ("although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 . . . relates to ordinary business operations. Accordingly, as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal . . . ."). Thus, Wal-Mart has concluded that it may omit the Proposal from its 2004 Proxy Materials in accordance with Rule 14a-8(i)(7).

<u>The Proposal is Vague, False, and Misleading (Rule 14a-8(i)(3) and Rule 14a-9)</u>

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication,

written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (avail. July 30, 1992).

The Proposal is materially vague, false, and misleading because it is not clear enough to inform Wal-Mart or its shareholders of what Wal-Mart would be required to do if the Proposal were approved. According to the Proposal's "Supporting Statement," which is the clearest portion of the Proposal in terms of explaining what information is being sought, the Proposal seeks a report that includes: "(1) the company's operating definition of sustainability. (2) a review of current company policies and practices related to social, environmental and economic sustainability. (3) a summary of long-term plans to integrate sustainability objectives throughout company operations."

Based on these requests, Wal-Mart's shareholders would not have a clear idea of what they were being asked to approve if the Proposal were included in the 2004 Proxy Materials. Furthermore, if the Proposal were approved, Wal-Mart would not have a clear idea of how to implement the Proposal. The Proposal hinges on the meaning of the word "sustainability," but leaves it to Wal-Mart to define this word. The Proposal provides no clear, understandable guidance as to how "sustainability" should be defined in order to create a report that would be responsive to the Proposal.

In the third paragraph of its "Whereas" section, the Proposal includes the following vague statement of what types of factors are included in "sustainability": "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." The Proposal represents that this statement could be found on the website www.sustainability-index.com in March 2000. Wal-Mart has been unable to find this statement on the cited website.

A review of this website by Wal-Mart has yielded the following statement with respect to the meaning of "sustainability": "Corporate Sustainability is a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments. Corporate sustainability leaders achieve long-term shareholder value by gearing their strategies and management to harness the market's potential for sustainability products and services while at the same time successfully reducing and avoiding sustainability costs and risks." These two sets of criteria are markedly different. The set of criteria stated in the Proposal puts shareholder profit last in a list of vague goals and considerations, while the statement Wal-Mart located on the cited website appears to be geared more towards maximizing shareholder value. Wal-Mart is unable to see how it is to develop a definition of "sustainability" based on these vague and indefinite guidelines. Additionally, if the Proposal were included in the 2004 Proxy Materials, it would not be clear to Wal-Mart's shareholders what actions would be required to be taken by Wal-Mart in order to implement the Proposal.

The Staff has found several similarly vague proposals to be excludable under Rule 14a-8(i)(3). For example, in *Johnson & Johnson* (avail. Feb. 7, 2003), the proposal requested a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations." The company argued that the proposal was vague and indefinite under Rule 14a-8(i)(3) due in part to the fact that the proposal was "completely devoid of any description of the substantive provisions of the 'Glass Ceiling Report'" and it provided "no background information to shareholders." The proponents responded that they would add to the proposal's supporting statement a reference to a website where the report could be found in order to cure any ambiguity. However, the Staff concurred with the company that it could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite.

The Staff made a similar finding in *Kohl's Corp.* (Mar. 13, 2001), where the proposal called for the company to commit to the full implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities. The company argued that the proposal was vague, false, and misleading under Rule 14a-8(i)(3) partially because "the shareholders will not understand what they are being asked to consider from the text of the proposal." The company further argued that the proposal "fails to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the company to take."

The Proposal is very similar to those in Johnson & Johnson and Kohl's Corp. The Proposal is completely devoid of any discussion of concrete, substantive components of "sustainability" and provides no background information to the shareholders with regard to the organization whose concepts it is supposedly based upon (which organization is called "Dow Jones Sustainability Group" in the Proposal but refers to itself as "Dow Jones Sustainability Indexes" in the website cited in the Proposal). Wal-Mart's shareholders would not understand what they were being asked to vote upon as there is no concrete description or summary of what information is being requested in the Proposal. The Proposal also does not capture the extent or complexity of the information that could be required in a report that attempted to be responsive to the Proposal, or the burden on Wal-Mart's human resources and the considerable expense involved in preparing such a report.

Because Wal-Mart's shareholders would not understand what they were being asked to consider based on the text of the Proposal, and because Wal-Mart would not know what actions to take to fulfill the Proposal's requests, the Proposal is vague, indefinite, and misleading and Wal-Mart has concluded that it may be excluded in accordance with Rule 14a-8(i)(3). While the Staff will sometimes permit a proponent to revise its proposal if it contains "specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal" (see Section E.5. of Staff Legal Bulletin No. 14)("SLB 14"), such revisions are permitted when a proposal contains "relatively minor defects that are easily corrected" and the required revisions "are minor in nature and do not alter the substance of the proposal" (see Section E.1. of SLB 14). However, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," as would be the case with the Proposal, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" (see Section E.1. of SLB 14).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2004 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2004 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call Samuel A. Guess, Assistant General Counsel, at (479) 277-3302 or the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jeffrey J. Gearhart

Enclosures

cc: Vidette Bullock Mixon, General Board of Pensions and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

Farha-Joyce Haboucha, Libra Fund, L.P.
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Teresa Heckenmuller, Glenmary Home Missioners
P.O. Box 465618
Cincinnati, OH 45246-5618

Nora M. Nash, Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Robert Walker, Ethical Funds Inc.
800-1111 West Georgia Street
Vancouver, BC V6E 4T6

Sister Susan Mika, Benedictine Sisters
P.O. Box 28037
San Antonio, TX 78228

Heather H. Williamson, Board of Pensions of the Evangelical Lutheran Church in America
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

Neil C. Stallings, Progressive Asset Management, Inc.
1730 Franklin Street, Suite 201
Oakland, CA 94612

Donna Meyer, Ph.D., Christus Health
2600 North Loop West
Houston, TX 77092

Howard G. Rifkin, Connecticut Retirement Plans and Trust Fund
55 Elm Street
Hartford, CT 06106-1773

Sister Annette M. Sinagra, Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

Sister Linda Jansen, School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63125-2897

Theodore F. Zimmer, The Catholic Funds
1100 West Wells Street
Milwaukee, WI 53233

Sister Mary Ann Tierney, St. Paul's Benevolent
526 Monastery Place
Union City, NJ 07087

Susan Jordan, School Sisters of Notre Dame Cooperative Investment Fund
336 East Ripa Avenue
St. Louis, MO 63125-2800

Amy Muska O'Brian, United Church Foundation
475 Riverside Drive, Suite 1020
New York, NY 10115

Mary Brigid Clingman, Sisters of the Order of St. Dominic of Grand Rapids
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

Robert A. Lincoln, Unitarian Universalistic Service Committee
130 Prospect Street
Cambridge, MA 02139-1845

Rev. William Somplatsky-Jarman, Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Sister Marietta Schindler, Benedictine Sisters of Mt. Angel
840 South Main Street
Mt. Angel, Oregon 97362-9527

Sister Jordan Dahm, Sisters of St. Francis
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52001-1311

Tim Moller, Sisters of Charity
5900 Delhi Road
Mount St. Joseph, OH 45051

Sister Antonette Keiser, Congregation of Divine Providence
P.O. Box 37345
San Antonio, TX 78237-0345

Mary Ellen McDonagh, Sisters of Charity of the Blessed Virgin Mary
205 W. Monroe
Chicago, IL 60606

Seamus P. Finn, Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Sister Linda Hayes, Dominican Sisters of Springfield, IL
Sacred Heart Convent
1237 West Monroe
Springfield, IL 62704

Sister Claire Regan, Sisters of Charity of Saint Vincent de Paul
Mount St. Vincent-on-Hudson
6301 Riverside Avenue
Bronx, NY 10471-1093

S. Stella Storch, Congregation of Sisters of St. Agnes
320 County Road K
Fond Du Lac, WI 54935

Sister M. Jane Harrington, Sisters of St. Joseph Charitable Fund
P.O. Box 4440
Parkersburg, WV 26104-4440

Sister Betty Kenny, Academy of Our Lady of Lourdes
1001 14th Street NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525

Sister Judith Lindell, Nuns of the Third Order of St. Dominic
3600 Broadway
Great Bend, KS 67530

Sister Helena Sause, Dominican Sisters, St. Mary of the Spring
2320 Airport Drive
Columbus, OH 43219-2098

Irene Senn, Sisters of St. Francis of Assisi
3221 South Lake Drive
St. Francis, WI 53235-3799

Exhibit A

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

December 8, 2003

Mr. Thomas D. Hyde
Secretary
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, AR 72716

Dear Mr Hyde:

The General Board of Pension and Health Benefits of The United Methodist Church administers and invests pension funds in excess of $12 billion dollars for over 67,000 of its active and retired participants. The pension fund has consistently maintained its commitment to be a socially responsible investor, by investing in funds and corporations having a positive impact on our society. The General Board of Pension and Health Benefits is the beneficial owner of 1,055,863 shares of common stock of Wal-Mart Stores, Incorporated.

We believe it is vital for Wal-Mart to publish a sustainability report because being responsive to stakeholder expectations will become an increasing responsibility of managing large multinational corporations. We perceive that the larger the company the more urgent the need for management to understand the complex relationship between their business strategy, its impact on society and the needs of society. The Sunday, December 7, 2003 issue of the ***New York Times*** asked the question: "Wal-Mart Is It Good For America?" We interpret that this question was not just rhetorical, but one that Wal-Mart has to answer community by community. The manner in which Wal-Mart responds to the question has financial implications for shareholders. It is the General Board's opinion that Wal-Mart as the largest company in the world should publicly disclose how it plans to address long-term economic, environmental and social issues.

Therefore, I am hereby authorized to notify you of our intention to present this resolution with the Libra Fund, an investment partnership whose general partner and manager is Rockefeller & Co SRI Group for consideration and action by the stockholders at the 2004 Annual Meeting. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Wal-Mart Stores shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2004 shareholder proposal. Proof of the General Board's ownership of these shares is enclosed. It is the intent of the General Board to maintain the required number of Wal-Mart Stores, Inc. common stock through the date of the annual meeting.

Again, we look forward to continued dialogue with management in the hope that we can reach mutually agreeable positions, thus, making this shareholder proposal unnecessary.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

ROCKEFELLER & CO

Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112
212-649-5600

December 9, 2003

Mr. Thomas D. Hyde
Secretary
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, AR 72716

Dear Mr. Hyde:

Libra Fund, L.P. (the "Fund" or "we") is a socially responsive investment partnership that is the beneficial owner of 30,930 shares of Wal-Mart common stock. This stock was acquired more than one year ago.

We believe it is vital for Wal-Mart Stores, Incorporated ("Wal-Mart") to publish a sustainability report because being responsive to stakeholder expectations will become an increasing responsibility of managing large multinational corporations. We perceive that the larger the company the more urgent the need for management to understand the complex relationship between the company's business strategy, its impact on society and the needs of society. The Sunday, December 7, 2003 issue of the *New York Times* asked the question: "Wal-Mart Is It Good For America?" This is not just a rhetorical question but one that Wal-Mart will have to answer in the future community by community. The manner in which Wal-Mart responds to this question has financial implications for its shareholders. It's the Fund's position that Wal-Mart, as the largest company in the world, should publicly disclose how it is giving consideration to these issues to its shareholders.

Please accept this letter as notification of the Fund's, acting on behalf of its partners, intention to present the enclosed resolution with the General Board of Pension and Health Benefits of The United Methodist Church, for consideration and action by the stockholders at the Wal-Mart 2004 Annual Meeting. We also request that the resolution and the Fund's support of it be noted on the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Fund intends to fulfill all requirements of the Securities Exchange Act of 1934 Rule 14a-8 ("Rule 14a-8"), including holding the requisite amount of equity through the date of the 2004 meeting. We will also submit a certification from the Fund's custodian, J.P. Morgan Chase Bank, of its holding of 30,930 shares of Wal-Mart common stock in fulfillment of the share amount and time requirements of Rule 14a-8.

Again, we look forward to continued dialogue with management in the hope that we may reach a mutual agreement making this shareholder proposal unnecessary. Please notify the Fund, as well as Vidette Bullock Mixon of the General Board of Pension and Health Benefits of The United Methodist Church, in all communication on this matter.

Sincerely,
LIBRA FUND, L.P.

By: Rockefeller & Co., Inc., General Partner

By: Farha-Joyce Haboucha, Authorized Signatory
Senior Portfolio Manager &
Director of Socially Responsive Investments

cc: Vidette Bullock Mixon

Sustainability Report to Shareholders—Wal-Mart Stores, Inc.

Whereas, we believe that Wal-Mart as the world's largest company aspires to be a good employer, a trusted corporate citizen and a valued member of communities where it does business. To sustain these commendable goals in a global economy, we believe, requires adoption and implementation of practices designed to protect human rights, worker rights, land and the environment. It is our expectation that Wal-Mart will be a leader in social and environmental, as well as economic performance.

Companies are beginning to publish sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments. We believe sustainability reporting should be included in our company's annual report.

According to Dow Jones Sustainability Group, sustainability includes:
"Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." (www.sustainability-index.com; March 2000)

As shareholders, we are troubled about the number of lawsuits filed against our company related to labor violations and sex discrimination and the negative press that this has attracted. (*Business Week,* 10/6/03) We are also concerned about the number of negative articles in the press, such as the recent publicity surrounding some contractors cleaning Wal-Mart stores, the number of issues that are the subject of these articles and the fact that these articles are in the serious business press, including *The Wall Street Journal* and the *Financial Times.* We need assurances that the Board of Directors and top management are undertaking a serious examination of the company's overall strategy and its impact on various stakeholders including the environment thus preserving the company's reputation and its license to operate.

We believe corporate sustainability includes a commitment to healthy communities and a healthy environment including paying a sustainable living wage to employees in the United States and every country where our company operates. Workers need to have the purchasing power to meet their basic needs.

The sustainability of corporations, we believe, is connected to the economic sustainability of their workers and the communities where corporations operate and sell products and the environmental viability of the planet. Effective corporate policies can benefit both communities and corporations.

Resolved: shareholders request the Board of Directors to prepare at reasonable expense a sustainability report. A summary of the report should be provided to shareholders by October 2004.

Supporting Statement

We believe the report should include:

1. The company's operating definition of sustainability.

2. A review of current company policies and practices related to social, environmental and economic sustainability.

3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 10, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church, the Libra Fund, L.P., the Board of Pensions of the Presbyterian Church (USA), the Presbyterian Church (USA) Foundation, the United Church Foundation, the Board of Pensions of the Evangelical Lutheran Church in America, the Unitarian Universalist Service Committee, Ethical Funds, Inc., Progressive Asset Management (on behalf of one of their clients), The Catholic Equity Fund, Christus Health, the Adrian Dominican Sisters, the Dominican Sisters of St. Mary of the Springs, the Sisters of the Order of St. Dominic of Grand Rapids (MI), the Dominican Sisters of Springfield (IL), the Nuns of the Third Order of St. Dominic, the Sisters of Charity of Cincinnati, the Sisters of Charity of the Blessed Virgin Mary, the Sisters of Charity of Saint Vincent de Paul, the Sisters of St. Francis of Philadelphia, the Sisters of St. Francis of Dubuque (IA), the Sisters of St. Francis of Rochester (MN), the Sisters of St. Francis of Assisi, the School Sisters of Notre Dame (St. Louis), the School Sisters of Notre Dame Cooperative Investment Fund, the Benedictine Sisters of Mt. Angel (OR), the Benedictine Sisters of San Antonio (TX), the Sisters of St. Joseph Charitable Fund, the Congregation of the Sisters of St. Agnes, The Passionist Community, the Congregation of

Divine Providence, The Home Missioners of America, the Missionary Oblates of Mary Immaculate and the Maryknoll Fathers and Brothers (who are collectively referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Wal-Mart Stores, Inc. (hereinafter referred to either as "WalMart" or the "Company"), and who have submitted, together with the Connecticut Retirement Plans and Trust Fund, a shareholder proposal to WalMart, to respond to the letter dated January 6, 2004, sent to the Securities & Exchange Commission by the Company, in which WalMart contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

We note that the sponsors of the shareholder proposal own approximately 4,300,000 shares of common stock of WalMart, with a current market value of *approximately one quarter* BILLION dollars.

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in WalMart's year 2004 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for the Company to prepare a sustainability report.

RULE 14a-8(i)(7)

In the words of Yogi Berra: "Its daja vu all over again". A (i)(7) argument with respect to a similar proposal was made by the registrant in *Johnson Controls, Inc.* (November 14, 2002) and was rejected by the Staff. WalMart has failed to point out any reasons, facts or change of circumstances in society at large that would justify a reexamination of the decision in *Johnson Controls* (a decision unmentioned by the Company). See Rel 34-40018 (May 21, 1998). ("From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes.")

We point out that the shareholder proposal in *Johnson Controls* was virtually identical to the Proponents' shareholder proposal. For example, the supporting statement in each proposal is devoted exclusively to a description of what each proponent believes "the report should contain". This wording is *identical* in each proposal. Although there is a slight word change in the resolve clause itself, the change is wholly immaterial. Although several of the whereas clauses are different, that is because the Proponents have tailored them to the activities of WalMart. In any event, these whereas clauses are not relevant on the question of whether the proposal can be excluded under the rubric of "ordinary business".

WalMart argues that the proposal is directed at the wages of ordinary workers, a no-no as far as the Staff is concerned. However, similar language appeared in the proposal at issue in *Johnson Controls*. Indeed, the two paragraphs referring to wages in the whereas clauses in *Johnson Controls* spoke exclusively about wages. In the instant case, on the other hand, not only is there less discussion of wages in the first of these paragraphs, but, unlike *Johnson Controls*, these paragraphs include not only wages as a relevant factor for sustainability, but also specifically mention the environment as well.

In this connection, we note that the Staff has often upheld shareholder proposals when the reference to wages is not a part of the request in the Resolve clause (or incorporated into the resolve clause by specifying the content of a report). *Johnson Controls* (sustainability); *KMart Corporation* (March 16, 2001) (ILO principles) (1st and 7th paragraphs of whereas clause refers to sustainable living wage); *Nordstrom, Inc* (March 31, 2001) (contract suppliers) (6th whereas clause refers to wage adjustments); *The Warnaco Group, Inc.* (March 14, 2001) (vendor standards) (1st whereas clause refers to concern about low wages; 3rd clause refers to living wage; 5th clause refers both to sustainable living wage and calls for wage adjustments); *Kohl's Corporation* (March 21,2000) (vendor contracts) (5th clause calls for wage adjustments). (The no-action letter reply in *McDonald's Corporation* (March 16, 2001) (principles for doing business in China) goes even further, and permits a reference to wages that meet a worker's basic needs, even though that is part of the substantive part of the resolution, rather than an argument in support of the resolution.)

The reason why the Staff has not excluded proposals when the only reference to wages is in the whereas clauses, as opposed to proposals requesting a report that deals directly with wages, is really quite simple. The paragraphs in the whereas clause of the instant proposal are statements of the Proponents' beliefs, and explicitly stated as such. To the extent that the Proponents have expressed their opinions on wages, we would deem it highly inappropriate for the Commission, as an arm of the government, to exercise a prior restraint on their speech by saying (absent fraud) which opinions they can express and which opinions they cannot express. Yet that would be the precise effect of a Staff ruling that the Proponents may not say, in the fifth and sixth whereas clauses, that they *believe* that a living wage is a part of the long term sustainability of the Company. These whereas clauses, unlike the Supporting Statements in the *Wal-Mart, K-Mart* and *Warnaco* no action letters cited by the Company, do not request the Company to report on wage adjustments. In those three 1999 no-action letters, the proponents had requested a report on "sweatshops" and had also included in the supporting statement a list of five items that they requested be included in that report. The Staff concluded that the five items, which spelled out what the report should contain, should be incorporated by reference into the resolve clause. In the case of the Proponents' shareholder proposal, however, there is nothing to incorporate by reference. The firth and sixth whereas clauses are merely statements of opinion by the Proponents. The Proponents' whereas clauses, unlike the Supporting Statement in the three 1999 proposals, does not request the Company to report on wage adjustments. It merely states the Proponents' belief that wages should be adequate as part of the overall notion of sustainability. The Proponent's statement of its belief cannot possibly be a violation of Rule 14a-8(i)(7). Since the references to wages is a statement of belief rather than an explanation of what the report should contain, the Commission should not assume the role of censor, as it would if it required the Proponents to omit all reference to its beliefs in order to qualify the proposal under Rule 14a-8(i)(7).

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

RUE 14a-8(i)(3)

Once again, it is déjà vu all over again. This exact same vagueness argument was made by the registrant in *Johnson Controls*. And was quite properly rejected by the Staff. No reason appears why the Staff should reach any different conclusion with respect to the Proponents' shareholder proposal.

The Company also complains that the quotation (explicitly dated) in the third whereas clause can no longer be found on that web site. That is true, with the caveat that there is an updated version on the website that is identical in concept to the Proponents' whereas clause statement and is also identical in much of its language. This updated version may be found at http://www.sustainability-indexes.com/djsi_pdf/DJSI_brochure.pdf. (To assist the Staff, since the web site has no internal search engine, the quotation may be found by going to the sustainability-indexes web site and clicking on "publications" in the upper right hand corner, and then on the lowest item on the pull-down menu, entitled "information brochure", and then going to page three of the brochure, which is the first substantive page. A copy of page three of the brochure is attached to this letter as Exhibit A.) The updated version reads as follows:

> Sustainability leaders encourage long lasting social well being in communities where they operate, engage in an active dialog with different stakeholders and respond to their specific and evolving needs thereby securing a long term "license to operate", as well as superior customer and employee loyalty.

Since the updated version has all of the same themes, and a very large percentage of the wording is identical to the original version, we do not believe that it would violate Rule 14a-9 if the version as submitted, which is explicitly dated, were to appear in the proxy statement. If the Staff were to disagree, the Proponents would be willing to cure any perceived problem, such as by replacing the year 2000 version with the present version or adding a parenthetical stating that an updated version can be found on the web site set forth above.

For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jeffrey J. Gearhart
All Proponents
Sister Pat Wolf

EXHIBIT A

Corporate Sustainability

Corporate sustainability is an attractive investment concept to create long-term shareholder value. By integrating economic, environmental and social growth factors in their strategies and operations, sustainability-driven companies position themselves for the future.

Being proactive and innovative with regard to sustainability issues is increasingly regarded as crucial for long-term success. Economic, environmental and social developments have a growing impact on companies and financial markets. Sustainability leaders embrace the opportunities and manage the risks which derive from these trends. They look beyond the next quarterly results. And they benefit from the increasing attention customers, employees and other stakeholders pay to sustainability.

Leading sustainability companies actively set industry-wide best practices with regard to five corporate sustainability principles:

- **Strategy:** Sustainability leaders integrate long-term economic, environmental and social aspects in their business strategies.
- **Innovation:** Sustainability leaders invest in product and service innovations that focus on technologies and systems, which use financial, natural and social resources in an efficient, effective and economic manner.
- **Governance:** Sustainability leaders implement the highest standards of corporate governance, including management quality and responsibility, organizational capabilities and corporate culture.
- **Shareholders:** Sustainability leaders meet shareholders' demands for sound financial returns, long-term economic growth, long-term productivity increases, sharpened global competitiveness, superior intellectual capital and reputation.
- **Employees and other stakeholders:** Sustainability leaders encourage long-lasting social well-being in communities where they operate, engage in an active dialog with different stakeholders and respond to their specific and evolving needs thereby securing a long-term "license to operate", as well as superior customer and employee loyalty.

These principles are also the criteria by which sustainability companies can be identified and ranked for investment purposes. They facilitate a quantification of corporate sustainability performance by focusing on a company's pursuit of sustainability opportunities – e.g., meeting market demand for sustainable products and services – and reduction, ideally avoidance, of sustainability risks and costs.

As a result, a growing number of investors is **attracted to corporate sustainability.** This development is crucial in driving interest and investments in sustainability to the mutual benefit of companies and investors. As this benefit circle strengthens, it will have a positive effect on the societies and economies of both the developed and developing world.

To: Grace Lee, Esq
SEC
FAX 202-942-9525

From: Paul M. Neuhauser

Re: Shareholder proposal re sustainability
submitted to Wal Mart

# of pages, including this page = 7

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 6, 2004

The proposal requests that the board report on the social and environmental issues related to sustainability.

We are unable to concur in your view that Wal-Mart may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must provide an accurate citation to a specific source for the discussion that begins "according to Dow Jones . . ." and ends ". . . March 2000." Accordingly, unless the proponents provide Wal-Mart with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wal-Mart omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John Mahon
Attorney-Advisor